Exhibit 99.1

Earnings Release

ENLIGHT RENEWABLE ENERGY REPORTS
FOURTH QUARTER 2025 FINANCIAL RESULTS

All of the amounts disclosed in this press release are in U.S. dollars unless otherwise noted

TEL AVIV, ISRAEL, February 17, 2026 – Enlight Renewable Energy (NASDAQ: ENLT, TASE: ENLT) today reported financial results for the fourth quarter of 2025 ending December 31, 2025. Registration links for the Company’s earnings English and Hebrew conference call and webcasts can be found at the end of this earnings release.

The entire suite of the Company’s 4Q25 financial results can be found on our IR website at https://enlightenergy.co.il/data/financial-reports/

Financial Highlights

12 months ending December 31, 2025

•	Revenues and income of $582m, up 46% year over year

•	Net income of $161m, up 142% year over year

•	Adjusted EBITDA[1] of $438m, up 51% year over year

•	Cash flow from Operating activities[2] of $283m, up 11% year over year

3 months ending December 31, 2025

•	Revenues and income of $152m, up 46% year over year

•	Net income of $21m, up 153% year over year

•	Adjusted EBITDA of $99m, up 51% year over year

•	Cash flow from Operating activities of $75m, up 38% year over year

1 Adjusted EBITDA is a non-IFRS measure. Please refer to the reconciliation table in Appendix 2. The Company is unable to provide a reconciliation of Adjusted EBITDA to Net Income on a forward-looking basis without unreasonable effort because items that impact this IFRS financial measure are not within the Company’s control and/or cannot be reasonably predicted.

2 Interest payments and receipts are classified as cash flows from financing and investing activities, respectively, rather than as cash flows from operating activities. Adjustments were made for the years 2023–2025 following a change in accounting policy; for further details, see Appendix 4 in the Earning release

Summary of key financial results for 4Q25 and 2025

	For the three months ended			For the twelve months ended
($ millions)	Dec 31, 2025	Dec 31, 2024	% change	Dec 31, 2025	Dec 31, 2024	% change
Revenues and Income	152	104	46%	582	399	46%
Net Income	21	8	153%	161	66	142%
Adjusted EBITDA	99	65	51%	438	289	51%
Cash Flow from Operating Activities	75	54	38%	283	255	11%

2026 guidance

Financial guidance

•
Total revenues and income[3] are expected to range between $755m and $785m, a 32% increase (at the midpoint) from 2025. Adjusted EBITDA is expected to range between $545m and $565m, a 27% increase (at the midpoint) from 2025.

Key assumptions underlying the forecast:

•	Approximately 90% of the electricity volumes expected to be generated in 2026 will be sold at fixed prices through PPAs or hedges.

•	Exchange rates are based on 2026 forward curves.

•	Of the projected revenues and income, 39% are expected to be denominated in USD, 34% in ILS, and 27% in EUR.

Construction and commissioning

•
Expected commissioning of 1.1 FGW[4], added to the current operational component of the portfolio (3.9 FGW), representing approximately $137m of annualized revenues and income and $107m of annualized adjusted EBITDA.

•	In addition, the company estimates that during 2026 it will begin construction of projects totaling 3 to 4 FGW, leading to a total capacity under construction of 6.5 to 7.5 FGW.

•
The operating and under construction components of the portfolio are expected to total 10.4 to 11.4 FGW by the end of 2026, representing annualized revenues (year-end 2028) of $1.8 to $2 billion in full operation.

3 Total revenues and income include revenues from the sale of electricity along with income from tax benefits from US projects amounting to $160-180m.

4 FGW (Factored GW) is the company’s consolidated metric combining generation and storage capacity into a uniform figure based on the ratio of construction costs. Current weighted average construction cost ratio is 3.5 GWh of storage per 1 GW of generation: FGW = GW + GWh / 3.5.

Adi Leviatan, CEO of Enlight Renewable Energy: “Enlight concludes 2025 with strong results and clear execution momentum. This year, we once again demonstrated our strength in developing and advancing a broad and diversified project portfolio from the development stages, through construction, grid connection and operations. As we enter 2026, the company expects another year of meaningful growth and strong execution momentum, with an accelerated pace of construction and commissioning, alongside the development of new growth engines. As electricity demand surges and is expected to continue rising, renewable energy is the most cost effective and fastest solution to meet this demand. Under these market conditions, Enlight is well positioned to continue to lead, with a proven global strategy and robust execution capabilities.”

Portfolio Review

This quarter Enlight continued to expand its portfolio and advance projects through the various phases of development. As of the earning release date, Enlight’s total portfolio is comprised of 20.6 GW of generation capacity and 61 GWh energy storage (totaling 38 FGW), an increase of 26% from the total portfolio of 30.2 FGW at the end of 2024. Of this, the mature component of the portfolio (including operating projects, projects under construction or in pre-construction) contains 6.4 GW generation capacity and 17.5 GWh of storage (11.4 FGW in total), an increase of 33% from the mature component of 8.6 FGW at the end of 2024. Enlight’s mature storage component, a primary growth engine for the company, has surged by 105% over the past 12 months.

The growth of the mature component stems primarily from the completion of development for the CO Bar complex, a mega-project and one of the largest in the US. Located in Arizona, the complex comprises five phases with a total capacity of approximately 1.2 GW of solar generation and 4 GWh of energy storage capacity (approximately 2.4 FGW).

•
Enlight has completed the final development milestones for the project, including the signing of a 1 GW grid connection agreement and a long-term availability Energy Storage Agreement (ESA) for Phases 4 and 5, which have a combined storage capacity of approximately 3.2 GWh (approximately 0.9 FGW). Following the achievement of these milestones, Phases 4 and 5 transitioned from the advanced development pipeline to the pre-construction pipeline, joining Phases 1 through 3 in the mature component of our portfolio. CODs are expected during the second half of 2027 and the first half of 2028.

•
The total expected investment in the complex is estimated at $2,860 - $3,010 million, and $1,550–$1,630 million net of tax benefits. In its first full year of operation, the complex is expected to generate an EBITDA of approximately $209 - $219 million, with an unlevered project yield ranging from 13.1% to 13.5%. This yield demonstrates Enlight’s "Connect and Expand" strategy, which focuses on optimizing existing grid connection infrastructure and maximizing project returns.

As of the earnings release date, Enlight has met Safe Harbor requirements, securing eligibility for US tax benefits for a total capacity of 13.2 FGW. Of this total, 4.3 FGW secured Safe Harbor status within the last three months. This capacity encompasses the entire mature component of the U.S. portfolio (6.4 FGW), as well as approximately 6.8 FGW of projects in the advanced development and development components. In addition, 18 FGW with high likelihood to achieve grid interconnection, having completed the System Impact Study.

The composition of Enlight’s portfolio appears in the following table:

Component	Status	FGW	Annual revenues & income run rate[5] ($m)
Operating	Commercial operation	3.9	~750-770
Under construction	Under construction	3.5	~700
Pre-construction	0-12 months to start of construction	4.0	~600
Total Mature Portfolio	Mature	11.4	~$2,050-2,070m
Advanced development	13-24 months to start of construction	6.4	N/A
Development	2+ years to start of construction	21.3	N/A
Total Portfolio		38.0	N/A

•	Operating component of the portfolio: 3.9 FGW

o
In the last twelve months, Enlight’s operating component expanded by 29%, primarily due to the commercial operation of Quail Ranch and Roadrunner (with aggregated capacity of 0.8 FGW) in the fourth quarter of 2025, doubling the operational portfolio in the U.S.

o	Operating portfolio generates annualized revenues and income run rate of approximately $760m.

•	Under construction component of the portfolio: 3.5 FGW

o	During the last 12 months construction has commenced in projects with capacity totaling 2.6 FGW.

o	The under-construction component includes four major projects in the U.S. with a total capacity of 2.9 FGW, all benefit from long-term Busbar PPA agreements.

5 As of February 16, 2026 (“the Approval Date”).

The following projects in the U.S. advanced to the under-construction component:

■	Phases 1 and 2 in the CO Bar complex, totaling approximately 1 FGW advanced to under-construction.

■	Crimson Orchard in Idaho, U.S., with solar generation capacity of 120 MW and storage capacity of 400 MWh (approximately 230 FMW).

■
Another project that advanced to under-construction during 2025 is Snowflake A in Arizona, U.S., with solar generation capacity of 594 MW and storage capacity of 1,900 MWh (approximately 1.1 FGW). The project is expected to become operational in the second half of 2027. This is the first phase of the Snowflake complex and its larger second phase is in the advanced development component. Both phases have a joint grid connection of 1 GW. Snowflake is an example of Enlight’s Connect and Expand strategy, which drives lower risk and maximizes returns.

o	Under construction projects are expected to contribute ~$700m to annual revenues and income run rate during their first full year of operation.

•	Pre-construction component of the portfolio: 4 FGW

o	During the past 12 months projects with a capacity amounting to more than 2.5 FGW advanced to pre-construction.

o	Notable additions during the quarter:

■	Phases 4 and 5 of the CO Bar complex with storage capacity of 3.2 GWh (approximately 0.9 FGW) progressed from advanced development to pre-construction.

o
An agreement was signed for the acquisition of 51% from the Jupiter project in Germany (with an option to increase ownership to 60%), with an energy storage capacity of 2,000 MWh and solar generation of 150 MW (a total of 720 FMW). The project has secured grid connection of 500 MW. The total investment in the project is expected to amount to $559 - $587 million and the first year EBITDA is expected to amount to $82 - 87 million, reflecting an unlevered return of approximately 15%. The acquisition expands Enlight’s footprint in Germany, one of the world’s most attractive renewable energy markets.

o	Additional projects that were added to pre-construction in the past 12 months:

■	Bertikow, an 860 MWh (246 FMW) stand-alone storage project acquired in Germany, marking Enlight’s first project in the country.

■	Nardo Solar in Italy with Solar generation capacity of 100 MW. The project also includes storage capacity of 872 MWh (approximately 250 FMW) in pre-construction.

■	Edison, a 208 MWh (59 FMW) stand-alone storage project acquired in Poland.

■	1,350 MWh (386 FMW) high-voltage storage projects in Israel.

o	Pre-construction projects are expected to contribute ~$600m to the annual revenues and income run rate during their first full year of operation.

With the completion of the current mature portfolio by year-end 2028, Enlight’s operating capacity is expected to rise to 12-13 FGW and to generate an annualized revenues and income run rate of $2.1-$2.3bn.

•	Advanced development component of the portfolio component: 6.4 FGW

o	4.6 FGW in the U.S., of which 2 FGW in follow-on projects as part of Enlight’s Connect and Expand strategy: Snowflake B (1.3 FGW) and Atrisco 2 (0.7 FGW).

o	89% of the capacity has met Safe Harbor requirements, securing eligibility for US tax benefits.

o	89% of the capacity have completed the System Impact Study, the key milestone in securing grid interconnection.

o	The advanced development portfolio also includes 1 FGW in Europe and 0.8 FGW in MENA.

•	Development component of the portfolio: 20.2 FGW

o
13.8 FGW in the U.S. with broad geographic presence, including the WECC, PJM, SPP and MISO regions. 53% and 19% of the capacity completed the System Impact Study and has achieved Safe Harbor, respectively.

o	The development portfolio also includes 2.7 FGW in Europe and 3.7 FGW in MENA.

Roadmap to Revenues and Income Run-Rate of ~$2.1-2.3bn  by the end of 20286

Project and Corporate Finance

•	During 2025, the Company secured project finance from multiple sources:

o	Financial close totaling approximately $1.4bn of loans for the Snowflake A project (1.1 FGW).

o	Tax equity financing for the Roadrunner and Quail Ranch projects (0.8 FGW combined) totaling approximately $470m.

o
Completion of a $350m mezzanine loan with competitive margins of 2.7% - 3.2% above SOFR and flexible drawdown and repayment terms, supporting the development and operational needs of projects now under construction in the U.S.

o	Raising approximately $300m in share equity through a private placement to Israeli institutional investors and $245 million in debentures in the Tel Aviv Stock Exchange.

o	The sale of 44% of the Sunlight cluster generated cash flow of $50 million.

•	Cash and cash equivalents at the “topco” level[7] were $217m as at the balance sheet date.

•
As of the balance sheet date, the Company maintained $525m of credit facilities, of which $162m has been drawn. In addition, of approximately $1.5bn of LC and surety bond facilities, $713m was drawn at end of the quarter.

6 Expected Adjusted EBITDA margin of approximately 70%-80% (including tax benefits) for the years shown. FGW (Factored GW) is a consolidated metric combining generation and storage capacity into a uniform figure based on the ratio of construction costs. The company’s current weighted average construction cost ratio is 3.5 GWh of storage per 1 GW of generation: FGW = GW + GWh / 3.5. The expected growth in 2028 encompasses the Company’s operations in all geographies. Expected growth relies on business plans which rely on development conditions and assumptions regarding electricity prices, and are contingent on current trends known to the Company at this time; The company's revenues from tax benefits are estimated at approximately 19-23% of the total revenues & income run rate for December 2025; approximately 24-28% of the total revenue run rate for December 2026, and approximately 28-33% of the total revenues & income run rate for December 2027 and December 2028.

7 Including Enlight Renewable Energy, headquarter companies in Europe and the U.S. and Clenera, and excluding other subsidiaries and project-linked entities.

Financial Results Analysis

Revenues & Income by Segment
($ millions)	For the three months ended			For the twelve months ended
Segment	Dec 31, 2025	Dec 31, 2024	% change	Dec 31, 2025	Dec 31, 2024	% change
MENA	49	34	44%	222	156	43%
Europe	55	50	10%	200	197	1%
U.S.	48	18	167%	159	37	333%
Other	0	2	(100%)	1	9	(84%)
Total Revenues & Income	152	104	46%	582	399	46%

Revenues & Income

In the fourth quarter of 2025, the Company’s total revenues and income increased to $152m, up from $104m last year, a growth rate of 46% year over year. This was composed of revenues from the sale of electricity, which rose 33% to $124m compared to $104m in the same period of 2024, as well as recognition of $28m in income from tax benefits compared to $11m in 3Q24.

Most of the increase is attributed to newly operational projects. In the past 12 months 452 MW and 1,535 MWh of new projects were connected to the grid and began selling electricity.  An addition of $23 million is attributed to the Atrisco in the U.S which started operating at year-end 2024, while Roadrunner and Quail Ranch which started operating towards the end of 2025, contributed an addition of $8 million. In MENA, the increase in electricity trade activity in Israel and an increase in the Genesis project output due to favorable wind conditions, contributed an increase of $8 million combined. In Europe, the Pupin project in Serbia, which started operating towards the end of 2024, contributed $5 million to the increase in revenue and income. Exchange rates fluctuations, mainly the depreciation of the US dollar against the shekel and the euro, contributed $7 million to the increase in revenue and income.

Net Income

In the fourth quarter of 2025, the Company reported a net income of $21m, compared to $8m in the same period last year, an increase of 153%. The growth is attributed to the growth in revenues and income ($48 million), while exchange rates fluctuations contributed $7 million. These were partially offset by an increase of $13 million in operating expenses, an increase of $12 million in depreciation and amortization (mainly attributed to newly recognized depreciation expenses in new projects), and an increase of $10 million in finance and tax expenses.

Adjusted EBITDA8

The Company’s Adjusted EBITDA grew by 51% to $99m in the fourth quarter of 2025, compared to $65m for the same period in 2024. Growth in revenues and income was offset by an increase of $11m in cost of sales linked to the addition of new projects, and an increase of $3m in G&A and Development expenses.

8 The Company is unable to provide a reconciliation of Adjusted EBITDA to Net Income on a forward-looking basis without unreasonable effort because items that impact this IFRS financial measure are not within the Company’s control and/or cannot be reasonably predicted. Please refer to the reconciliation table in Appendix 2.

Conference Call Information

Enlight plans to hold its Fourth Quarter 2025 Conference Call and Webcasts on Tuesday, February 17, 2026, to review its financial results and business outlook in both English and Hebrew. Management discussion on the Company’s financial results and business outlook will be followed by a question-and-answer session. Participants may join by conference call or webcast:

English Conference Call at 8:00am ET / 3:00pm Israel:

Please pre-register to join the live conference call:

https://register-conf.media-server.com/register/BI71bd607581334a0d815bc9804aaa1271

English Webcast at 8:00am ET / 3:00pm Israel:

Please register and join by webcast at the following link:

https://edge.media-server.com/mmc/p/airnx7q2

Hebrew Webcast at 6:00am ET / 1:00pm Israel:

Please join the webcast at the following link:

https://enlightenergy-co-il.zoom.us/webinar/register/WN_0dDsbEwLSI2oMCd27K8MSQ

The press release with the financial results as well as the investor presentation materials will be accessible from the Company’s website prior to the conference call. An archived version of the webcast will be available on the Company’s investor relations website at https://enlightenergy.co.il/info/investors/.

Supplemental Financial and Other Information

We intend to announce material information to the public through the Enlight investor relations website at https://enlightenergy.co.il/info/investors, SEC filings, press releases, public conference calls, and public webcasts. We use these channels to communicate with our investors, customers, and the public about our company, our offerings, and other issues. As such, we encourage investors, the media, and others to follow the channels listed above, and to review the information disclosed through such channels. Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page of our website.

Non-IFRS Financial Measures

This release presents Adjusted EBITDA, a financial metric, which is provided as a complement to the results provided in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). A reconciliation of the non-IFRS financial information to the most directly comparable IFRS financial measure is provided in the accompanying tables found at the end of this release.

We define Adjusted EBITDA as net income (loss) plus depreciation and amortization, share based compensation, finance expenses, taxes on income and share in losses of equity accounted investees and minus finance income and non-recurring portions of other income, net. For the purposes of calculating Adjusted EBITDA, compensation for inadequate performance of goods and services procured by the Company are included in other income, net. Compensation for inadequate performance of goods and services reflects the profits the Company would have generated under regular operating conditions and is therefore included in Adjusted EBITDA. With respect to gains (losses) from asset disposals, as part of Enlight’s strategy to accelerate growth and reduce the need for equity financing, the Company sells parts of or the entirety of selected renewable project assets from time to time, and therefore includes realized gains or losses from these asset disposals in Adjusted EBITDA. In the case of partial assets disposals, Adjusted EBITDA includes only the actual consideration less the book value of the assets sold. Our management believes Adjusted EBITDA is indicative of operational performance and ongoing profitability and uses Adjusted EBITDA to evaluate the operating performance and for planning and forecasting purposes.

Non-IFRS financial measures have limitations as analytical tools and should not be considered in isolation or as substitutes for financial information presented under IFRS. There are a number of limitations related to the use of non-IFRS financial measures versus comparable financial measures determined under IFRS. For example, other companies in our industry may calculate the non-IFRS financial measures that we use differently or may use other measures to evaluate their performance. All of these limitations could reduce the usefulness of our non-IFRS financial measures as analytical tools. Investors are encouraged to review the related IFRS financial measure, Net Income, and the reconciliations of Adjusted EBITDA provided below to Net Income and to not rely on any single financial measure to evaluate our business.

Special Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this press release other than statements of historical fact, including, without limitation, statements regarding the Company’s business strategy and plans, capabilities of the Company’s project portfolio and achievement of operational objectives, market opportunity, utility demand and potential growth, discussions with commercial counterparties and financing sources, pricing trends for materials, progress of Company projects, including anticipated timing of related approvals and project completion and anticipated production delays, the Company’s future financial results, expected impact from various regulatory developments and anticipated trade sanctions, expectations regarding wind production, electricity prices and windfall taxes, and Revenues and Income and Adjusted EBITDA guidance, the expected timing of completion of our ongoing projects, and the Company’s anticipated cash requirements and financing plans , are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “target,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” “forecasts,” “aims” or the negative of these terms and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions.

These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the  following: our ability to site suitable land for, and otherwise source, renewable energy projects and to successfully develop and convert them into Operational Projects; availability of, and access to, interconnection facilities and transmission systems; our ability to obtain and maintain governmental and other regulatory approvals and permits, including environmental approvals and permits; construction delays, operational delays and supply chain disruptions leading to increased cost of materials required for the construction of our projects, as well as cost overruns and delays related to disputes with contractors; disruptions in trade caused by political, social or economic instability in regions where our components and materials are made; our suppliers’ ability and willingness to perform both existing and future obligations; competition from traditional and renewable energy companies in developing renewable energy projects; potential slowed demand for renewable energy projects and our ability to enter into new offtake contracts on acceptable terms and prices as current offtake contracts expire; offtakers’ ability to terminate contracts or seek other remedies resulting from failure of our projects to meet development, operational or performance benchmarks; exposure to market prices in some of our offtake contracts; various technical and operational challenges leading to unplanned outages, reduced output, interconnection or termination issues; the dependence of our production and revenue on suitable meteorological and environmental conditions, and our ability to accurately predict such conditions; our ability to enforce warranties provided by our counterparties in the event that our projects do not perform as expected; government curtailment, energy price caps and other government actions that restrict or reduce the profitability of renewable energy production; electricity price volatility, unusual weather conditions (including the effects of climate change, could adversely affect wind and solar conditions), catastrophic weather-related or other damage to facilities, unscheduled generation outages, maintenance or repairs, unanticipated changes to availability due to higher demand, shortages, transportation problems or other developments, environmental incidents, or electric transmission system constraints and the possibility that we may not have adequate insurance to cover losses as a result of such hazards; our dependence on certain operational projects for a substantial portion of our cash flows; our ability to continue to grow our portfolio of projects through successful acquisitions; changes and advances in technology that impair or eliminate the competitive advantage of our projects or upsets the expectations underlying investments in our technologies; our ability to effectively anticipate and manage cost inflation, interest rate risk, currency exchange fluctuations and other macroeconomic conditions that impact our business; our ability to retain and attract key personnel; our ability to manage legal and regulatory compliance and litigation risk across our global corporate structure; our ability to protect our business from, and manage the impact of, cyber-attacks, disruptions and security incidents, as well as acts of terrorism or war; changes to existing renewable energy industry policies and regulations that present technical, regulatory and economic barriers to renewable energy projects; the reduction, elimination or expiration of government incentives or benefits for, or regulations mandating the use of, renewable energy; our ability to effectively manage the global expansion of the scale of our business operations; our ability to perform to expectations in our new line of business involving the construction of PV systems for municipalities in Israel; our ability to effectively manage our supply chain and comply with applicable regulations with respect to international trade relations, the impact of tariffs on the cost of construction and our ability to mitigate such impact, sanctions, export controls and anti-bribery and anti-corruption laws; our ability to effectively comply with Environmental Health and Safety and other laws and regulations and receive and maintain all necessary licenses, permits and authorizations; our performance of various obligations under the terms of our indebtedness (and the indebtedness of our subsidiaries that we guarantee) and our ability to continue to secure project financing on attractive terms for our projects; limitations on our management rights and operational flexibility due to our use of tax equity arrangements; potential claims and disagreements with partners, investors and other counterparties that could reduce our right to cash flows generated by our projects; our ability to comply with increasingly complex tax laws of various jurisdictions in which we currently operate as well as the tax laws in jurisdictions in which we intend to operate in the future; the unknown effect of the dual listing of our ordinary shares on the price of our ordinary shares; various risks related to our incorporation and location in Israel, including the ongoing war in Israel, where our headquarters and some of our wind energy and solar energy projects are located; the costs and requirements of being a public company, including the diversion of management’s attention with respect to such requirements; certain provisions in our Articles of Association and certain applicable regulations that may delay or prevent a change of control; and other risk factors set forth in the section titled “Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the Securities and Exchange Commission (the “SEC”), as may be updated in our other documents filed with or furnished to the SEC.

These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

About Enlight

Founded in 2008, Enlight develops, finances, constructs, owns, and operates utility-scale renewable energy projects. Enlight operates across the three largest renewable segments today: solar, wind and energy storage. A global platform, Enlight operates in the United States, Israel and 12 European countries. Enlight has been traded on the Tel Aviv Stock Exchange since 2010 (TASE: ENLT) and completed its U.S. IPO (Nasdaq: ENLT) in 2023.

Company Contacts

Limor Zohar Megen
Director IR
investors@enlightenergy.co.il
Erica Mannion or Mike Funari
Sapphire Investor Relations, LLC
+1 617 542 6180
investors@enlightenergy.co.il

Appendix 1 – Financial information

Consolidated Statements of Income

	For the year ended December 31 September 30		For the three months ended December 31
	2025	2024	2025	2024
	USD in	USD in	USD in	USD in
	Thousands	thousands	thousands	thousands
Revenues	488,596	377,935	124,185	93,345
Tax benefits	93,668	20,860	28,175	10,758
Total revenues and income	582,264	398,795	152,360	104,103

Cost of sales (*)	(134,381)	(80,696)	(38,542)	(26,120)
Depreciation and amortization	(149,922)	(108,889)	(39,763)	(30,912)
General and administrative expenses	(57,955)	(38,847)	(18,987)	(12,693)
Development expenses	(12,190)	(11,601)	(3,817)	(3,709)
Total operating expenses	(354,448)	(240,033)	(101,109)	(73,434)
Gains from projects disposals	96,431	611	-	-
Other income, net	7,931	16,162	2,146	1,305
Operating profit	332,178	175,535	53,397	31,974

Finance income	40,851	20,439	4,559	2,140
Finance expenses	(164,730)	(107,844)	(28,273)	(22,008)
Total finance expenses, net	(123,879)	(87,405)	(23,714)	(19,868)

Profit before tax and equity loss	208,299	88,130	29,683	12,106
Share of profit (loss) of equity accounted investees	(3,722)	(3,350)	182	(1,613)
Profit before income taxes	204,577	84,780	29,865	10,493
Taxes on income	(43,875)	(18,275)	(8,792)	(2,121)
Profit for the period	160,702	66,505	21,073	8,372

Profit for the period attributed to:
Owners of the Company	132,104	44,209	14,263	5,156
Non-controlling interests	28,598	22,296	6,810	3,216
	160,702	66,505	21,073	8,372
Earnings per ordinary share (in USD) with a par
value of NIS 0.1, attributable to owners of the
parent Company:
Basic earnings per share	1.07	0.37	0.11	0.04
Diluted earnings per share	1.00	0.36	0.10	0.04
Weighted average of share capital used in the
calculation of earnings:
Basic per share	123,717,373	118,293,556	131,912,631	118,496,434
Diluted per share	132,619,069	123,312,565	142,375,410	123,403,415

(*) Excluding depreciation and amortization.

Consolidated Statements of Financial Position as of

	December 31	December 31
	2025	2024
	USD in	USD in
	Thousands	Thousands
Assets

Current assets
Cash and cash equivalents	528,497	387,427
Restricted cash	409,424	87,539
Trade receivables	95,118	50,692
Other receivables	62,286	99,651
Other financial assets	524	975
Assets of disposal groups classified as held for sale	-	81,661
Total current assets	1,095,849	707,945

Non-current assets
Restricted cash	130,358	60,802
Other long-term receivables	64,349	61,045
Deferred costs in respect of projects	235,615	357,358
Deferred borrowing costs	1,749	276
Loans to investee entities	85,131	18,112
Investments in equity accounted investees	59,310	-
Fixed assets, net	6,281,418	3,699,192
Intangible assets, net	303,971	291,442
Deferred taxes assets	4,692	10,744
Right-of-use asset, net	225,495	210,941
Financial assets at fair value through profit or loss	83,582	69,216
Other financial assets	58,383	59,812
Total non-current assets	7,534,053	4,838,940

Total assets	8,629,902	5,546,885

Consolidated Statements of Financial Position as of (Cont.)

	December 31	December 31
	2025	2024
	USD in	USD in
	Thousands	Thousands
Liabilities and equity

Current liabilities
Credit and current maturities of loans from banks and other financial institutions	884,120	212,246
Trade payables	137,230	161,991
Other payables	405,741	107,825
Current maturities of debentures	173,571	44,962
Current maturities of lease liability	12,396	10,240
Other financial liabilities	16,147	8,141
Liabilities of disposal groups classified as held for sale	-	46,635
Total current liabilities	1,629,205	592,040

Non-current liabilities
Debentures	477,315	433,994
Other financial liabilities	378,303	107,865
Convertible debentures	273,801	133,056
Loans from banks and other financial institutions	2,981,786	1,996,137
Loans from non-controlling interests	86,946	75,598
Financial liabilities through profit or loss	26,946	25,844
Deferred taxes liabilities	77,688	41,792
Employee benefits	1,645	1,215
Lease liability	231,135	211,941
Deferred income related to tax equity	370,734	403,384
Asset retirement obligation	99,460	83,085
Total non-current liabilities	5,005,759	3,513,911

Total liabilities	6,634,964	4,105,951

Equity
Ordinary share capital	3,711	3,308
Share premium	1,319,716	1,028,532
Capital reserves	99,311	25,273
Proceeds on account of convertible options	25,380	15,494
Accumulated profit	240,023	107,919
Equity attributable to shareholders of the Company	1,688,141	1,180,526
Non-controlling interests	306,797	260,408
Total equity	1,994,938	1,440,934
Total liabilities and equity	8,629,902	5,546,885

Consolidated Statements of Cash Flows

	For the year ended December 31		For the three months ended December 31
	2025	2024	2025	2024
	USD in	USD in	USD in	USD in
	Thousands	Thousands	Thousands	Thousands

Cash flows for operating activities
Profit for the period	160,702	66,505	21,073	8,372

Income and expenses not associated with cash flows:
Depreciation and amortization	149,922	108,889	39,763	30,912
Finance expenses, net	118,680	83,560	22,886	18,378
Share-based compensation	10,470	8,360	5,423	2,333
Taxes on income	43,875	18,275	8,792	2,121
Tax benefits	(89,437)	(20,860)	(27,378)	(10,758)
Other income, net	4,922	(4,352)	10,707	(1,239)
Company’s share in losses (profits) of investee partnerships	3,722	3,350	(182)	1,613
Gains from projects disposals	(96,431)	(611)	-	-
	145,723	196,611	60,011	43,360

Changes in assets and liabilities items:
Change in other receivables	(1,866)	12,261	934	5,714
Change in trade receivables	(27,366)	(9,892)	(1)	(296)
Change in other payables	14,546	294	(13,859)	321
Change in trade payables	5,179	746	10,597	1,687
	(9,507)	3,409	(2,329)	7,426

Income Tax paid	(14,270)	(11,246)	(4,177)	(5,162)

Net cash from operating activities	282,648	255,279	74,578	53,996

Cash flows for investing activities
Sale (Acquisition) of consolidated entities, net	34,295	1,871	(3,537)	3,720
Changes in restricted cash and bank deposits, net	(378,648)	29,959	(180,478)	74,234
Purchase, development, and construction in respect of projects	(1,812,570)	(899,257)	(648,901)	(220,288)
Interest receipts	14,795	12,684	4,874	4,879
Loans provided and Investment in investees	(56,255)	(26,531)	(12,991)	(11,330)
Repayment of loans to investees	30,815	87	-	24
Loans provided to non-controlling interests	(297)	-	-	-
Payments on account of acquisition of consolidated company	(6,543)	(32,777)	904	(17,080)
Purchase of long-term financial assets measured at fair value through profit or loss, net	(6,475)	(14,719)	(1,218)	(2,515)
Net cash used in investing activities	(2,180,883)	(928,683)	(841,347)	(168,356)

Consolidated Statements of Cash Flows (Cont.)

	For the year ended December 31		For the three months ended December 31
	2025	2024	2025	2024
	USD in	USD in	USD in	USD in
	Thousands	Thousands	Thousands	Thousands

Cash flows from financing activities
Receipt of loans from banks and other financial institutions	1,783,974	939,627	459,450	271,770
Repayment of loans from banks and other financial institutions	(505,360)	(699,584)	(98,121)	(439,614)
Interest paid	(86,860)	(74,891)	(31,327)	(23,343)
Issuance of debentures	125,838	177,914	-	177,914
Issuance of convertible debentures	114,685	-	-	-
Repayment of debentures	(47,545)	(26,016)	-	-
Dividends and distributions by subsidiaries to non-controlling interests	(29,805)	(25,536)	(12,479)	(1,641)
Proceeds from investments by tax-equity investors	440,484	410,845	312,789	366,520
Repayment of tax-equity investment	(13,609)	(839)	(2,019)	(839)
Deferred borrowing costs	(68,225)	(21,639)	(21,149)	(15,771)
Receipt of loans from non-controlling interests	182	-	-	-
Repayment of loans from non-controlling interests	(858)	(2,960)	-	(943)
Increase in holding rights of consolidated entity	(1,392)	(167)	-	-
Issuance of shares	290,698	-	-	-
Exercise of share options	53	15	8	1
Repayment of lease liability	(8,580)	(5,852)	(581)	(1,139)
Proceeds from investment in entities by non-controlling interest	12,799	179	-	-

Net cash from financing activities	2,006,479	671,096	606,571	332,915

Increase (Decrease) in cash and cash equivalents	108,244	(2,308)	(160,198)	218,555

Balance of cash and cash equivalents at beginning of period	387,427	403,805	679,827	208,791

Changes in cash of disposal groups classified as held for sale	-	(5,753)	-	(5,753)

Effect of exchange rate fluctuations on cash and cash equivalents	32,826	(8,317)	8,868	(3,545)

Cash and cash equivalents at end of period	528,497	387,427	528,497	178,170

Information related to Segmental Reporting

	For the year ended December 31, 2025
	MENA	Europe	USA	Total reportable segments	Others	Total
	USD in thousands
Revenues	222,388	199,763	64,911	487,062	1,534	488,596
Tax benefits	-	-	93,668	93,668	-	93,668
Total revenues and income	222,388	199,763	158,579	580,730	1,534	582,264

Segment adjusted EBITDA	189,304	159,015	142,567	490,886	1,034	491,920

Reconciliations of unallocated amounts:
Headquarter costs (*)						(54,135)
Intersegment profit						188
Gains from projects disposals						54,597
Depreciation and amortization and share-based compensation						(160,392)
Operating profit						332,178
Finance income						40,851
Finance expenses						(164,730)
Share in the losses of equity accounted investees						(3,722)
Profit before income taxes						204,577

(*)	Including general and administrative and development expenses (excluding depreciation and amortization and share based compensation).

Information related to Segmental Reporting

	For the year ended December 31, 2024
	MENA	Europe	USA	Total reportable segments	Others	Total
	USD in thousands
Revenues	155,693	197,143	15,748	368,584	9,351	377,935
Tax benefits	-	-	20,860	20,860	-	20,860
Total revenues and income	155,693	197,143	36,608	389,444	9,351	398,795

Segment adjusted EBITDA	123,724	165,385	33,539	322,648	4,141	326,789

Reconciliations of unallocated amounts:
Headquarter costs (*)						(37,774(
Intersegment profit						100
Depreciation and amortization and share-based compensation						(117,249)
Other incomes not attributed to segments						3,669
Operating profit						175,535
Finance income						20,439
Finance expenses						(107,844)
Share in the losses of equity accounted investees						(3,350)
Profit before income taxes						84,780

(*)	Including general and administrative and development expenses (excluding depreciation and amortization and share based compensation).

Information related to Segmental Reporting

	For the three months ended December 31, 2025
	MENA	Europe	USA	Total reportable segments	Others	Total
	USD in thousands
Revenues	49,208	55,260	19,455	123,923	262	124,185
Tax benefits	-	-	28,175	28,175	-	28,175
Total revenues and income	49,208	55,260	47,630	152,098	262	152,360

Segment adjusted EBITDA	29,002	41,586	44,396	114,984	(58)	114,926

Reconciliations of unallocated amounts:
Headquarter costs (*)						(16,359)
Intersegment profit						16
Depreciation and amortization and share-based compensation						(45,186)
Operating profit						53,397
Finance income						4,559
Finance expenses						(28,273)
Share in the losses of equity accounted investees						182
Profit before income taxes						29,865

(*)	Including general and administrative and development expenses (excluding depreciation and amortization and share based compensation).

Information related to Segmental Reporting

	For the three months ended December 31, 2024
	MENA	Europe	USA	Total reportable segments	Others	Total
	USD in thousands
Revenues	34,086	49,979	7,137	91,202	2,143	93,345
Tax benefits	-	-	10,758	10,758	-	10,758
Total revenues and income	34,086	49,979	17,895	101,960	2,143	104,103

Segment adjusted EBITDA	24,065	35,999	17,574	77,638	283	77,921

Reconciliations of unallocated amounts:
Headquarter costs (*)						(12,690)
Intersegment loss						(12)
Depreciation and amortization and share-based compensation						(33,245)
Operating profit						31,974
Finance income						2,140
Finance expenses						(22,008)
Share in the losses of equity accounted investees						(1,613)
Profit before income taxes						10,493

(*)	Including general and administrative and development expenses (excluding depreciation and amortization and share based compensation).

Appendix 2 - Reconciliations between Net Income to Adjusted EBITDA

($ thousands)	For the year ended		For the three months
	December 31		ended December 31
	2025	2024	2025	2024
Net Income	160,702	66,505	21,073	8,372
Depreciation and amortization	149,922	108,889	39,763	30,912
Share based compensation	10,470	8,360	5,423	2,333
Finance income	(40,851)	(20,439)	(4,559)	(2,140)
Finance expenses	164,730	107,844	28,273	22,008
Gains from projects disposals (*)	(54,597)	-	-	-
Non-recurring other income, net (**)	-	(3,669)	-	-
Share of losses of equity accounted investees	3,722	3,350	(182)	1,613
Taxes on income	43,875	18,275	8,792	2,121
Adjusted EBITDA	437,973	289,115	98,583	65,219

* Profit from revaluation linked to partial sale of asset. ** Recognition of income related to lower earn-out payments offset by a revaluation in the value of financial assets.

Appendix 3 – Debentures Covenants

Debentures Covenants

As of December 31, 2025, the Company was in compliance with all of its financial covenants under the indenture for the Series C, D, F, G and H Debentures, based on having achieved the following in its consolidated financial results:

Minimum equity

The company's equity shall be maintained at no less than NIS 375 million so long as debentures F remain outstanding, NIS 1,250 million so long as debentures C and D remain outstanding, and USD 600 million so long as debentures G     and H remain outstanding.

As of December 31, 2025, the company’s equity amounted to NIS 6,363 million (USD 1,995 million).

 Net financial debt to net CAP

The ratio of standalone net financial debt to net CAP shall not exceed 70% for two consecutive financial periods so long as debentures F remain outstanding and shall not exceed 65% for two consecutive financial periods so long as debentures C, D, G and H remain outstanding.

As of December 31, 2025, the net financial debt to net CAP ratio, as defined above, stands at 36%.

Net financial debt to EBITDA

So long as debentures F remain outstanding, standalone financial debt shall not exceed NIS 10 million, and the consolidated financial debt to EBITDA ratio shall not exceed 18 for more than two consecutive financial periods.

For as long as debentures C and D remain outstanding, the consolidated financial debt to EBITDA ratio shall not exceed 15 for more than two consecutive financial periods.

For as long as debentures G and H remain outstanding, the consolidated financial debt to EBITDA ratio shall not exceed 17 for more than two consecutive financial periods.

As of December 31, 2025, the net financial debt to EBITDA ratio, as defined above, stands at 5.4.

 Equity to balance sheet

The standalone equity to total balance sheet ratio shall be maintained at no less than 20% ,25% and 28%, respectively, for two consecutive financial periods for as long as debentures F, debentures C and D and debentures G and H remain outstanding.

As of December 31, 2025, the equity to balance sheet ratio, as defined above, stands at 58%.

Appendix 4 – Change in accounting policy

Until September 30, 2025, interest paid and interest received were presented within cash flows from operating activities in the Consolidated Statements of Cash Flows. In accordance with IAS 7 Statement of Cash Flows, entities are permitted to classify interest paid and interest received as operating, investing, or financing cash flows, provided that the selected classification is applied consistently from period to period.

During the fourth quarter of 2025, management elected to change the classification of interest paid, including payments relating to interest rate swap (IRS) instruments to cash flows used in financing activities, and interest received to cash flows from investing activities. Management believes that this change in presentation provides a more comprehensive view of the cost of financing the Company's operations and better reflects management’s view of the financing nature of these transactions.

Accordingly, comparative information has been retrospectively adjusted to reflect this change in accounting policy in the Consolidated Statements of Cash Flows, as presented below:

($ thousands)	For the year ended
	December 31, 2024
	As reported	Adjustment	As adjusted
Net cash from operating activities	193,072	62,207	255,279
Net cash used in investing activities	(941,367)	12,684	(928,683)
Net cash from financing activities	745,987	(74,891)	671,096
Decrease in cash and cash equivalents	(2,308)	-	(2,308)

($ thousands)	For the three months ended
	December 31, 2024
	As reported	Adjustment	As adjusted
Net cash from operating activities	35,532	18,464	53,996
Net cash used in investing activities	(173,235)	4,879	(168,356)
Net cash from financing activities	356,258	(23,343)	332,915
Decrease in cash and cash equivalents	(218,555)	-	(218,555)

Appendix 5

 a) Segment information: Operational projects

($ thousands)			12 Months ended December 31						3 Months ended December 31
Operational Project Segments	Installed Capacity (MW)	Installed Storage (MWh)	Generation (GWh)		Revenues and income		Segment Adjusted EBITDA*		Generation (GWh)	Reported Revenue			Segment Adjusted EBITDA*
			2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
MENA	676	819	1,461	1,297	222,388	155,693	144,516	123,724	303	285	49,208	34,086	29,002	24,065
Europe	1,327	-	2,688	2,766	199,763	197,143	159,015	165,383	776	772	55,261	49,979	41,587	35,997
USA	896	2,540	944	392	158,580	36,608	142,568	33,539	154	166	47,632	17,894	44,397	17,573
Total Consolidated	2,899	3,359	5,093	4,455	580,731	389,444	446,099	322,646	1,233	1,223	152,101	101,959	114,986	77,635
Unconsolidated at Share	45	42
Total	2,944	3,401

b)	Operational Projects Further Detail

($ thousands)				12 Months ended December 31, 2025		3 Months ended December 31, 2025
Operational Project	Segment	Installed Capacity (MW)	Installed Storage (MWh)	Revenues and income	Segment Adjusted EBITDA*	Reported Revenue	Segment Adjusted EBITDA*	Debt balance as of December 31, 2025	Ownership %**
MENA Wind	MENA	316	-	92,798		20,115		516,669	49%
MENA PV	MENA	360	819	129,590		29,093		567,684	85%
Total MENA		676	819	222,388	144,516	49,208	29,002	1,084,353
Europe Wind	Europe	1,184	-	184,332		52,963		859,540	65%
Europe PV	Europe	143	-	15,431		2,298		72,322	72%
Total Europe		1,327	-	199,763	159,015	55,261	41,587	931,862
USA PV	USA	894	2,540	158,580		47,632		921,400	100%
Total USA		894	2,540	158,580	142,568	47,632	44,397	921,400
Total Consolidated Projects		2,899	3,359	580,731	446,099	152,101	114,986	2,937,615
Uncons. Projects at share		45	42						50%
Total		2,944	3,401	580,731	446,099	152,101	114,986	2,937,615

* EBITDA results included $13m in the 12 months ended December 25 and $2m in the 3 months ended December 25, of compensation recognized from Björnberget project

** Ownership % is calculated based on the project's share of total revenues

c)          Projects under construction

($ millions) Consolidated Projects	Country	Generation and energy storage Capacity (MW/MWh(	Est. COD	Est. Total Project Cost	Tax credit benefit- Qualifying category	Tax credit benefit- Adders*****	Discounted Value of Tax Benefit***	Est. Total Project Cost net of tax benefit	Capital Invested as of December 31, 2025	Est. Equity Required (%)	Equity Invested as of December 31, 2025	Est. First Full Year Revenue*********	Est. First Full Year EBITDA****	Ownership %*
Country Acres	USA	403/688	Q4 2026	800-842	ITC	DC (10%)	401-422	399-420	596	0%-10%********	91	61-65	48-50	100%
Co Bar 1	USA	258/824	H2 2027- H1 2028	612-644	ITC	EC (10%)	277-292	335-352	156	5%- 10%	156	91-96	73-77	100%
Co Bar 2	USA	128/0		605-637	PTC	EC (10%)	279-293	326-344						100%
Crimson Orchard	USA	120/400	Q2 2027	326-342	ITC	EC (10%) + DC (10% BESS only)	166-175	160-167	28	0%-10%********	28	27-28	20-21	100%
Snowflake A	USA	600/1,900	H2 2027	1,506-1,584	ITC	EC (10%) + DC (10% BESS only)	769-808	737-776	408	0%-10%********	159	124-131	100-105	100%
Gecama Solar	Spain	227/220	Q4 2026	218-229	-	-	-	218-229	158	23%-28%	158	43-45	35-37	72%
Sestanovac	Croatia	23/75	Q4 2026	37-39	-	-	-	37-39	0	30%-40%	0	6-7	5	100%
Tapolca Bess	Hungary	0/140	Q4 26	22-23	-	-	-	22-23	0	45%	0	8-9	7	100%
Bjornberget – BESS	Sweden	0/100	Q3 2026	24-26	-	-	-	24-26	16	100%	16	4	3	55%
Israel Construction	Israel	4/222	2026	53-56	-	-	-	53-56	10	30%-40%	10	3	2	71%
Total Consolidated Projects		2,109/ 4,569		4,203-4,422			1,892-1,990	2,311-2,432	1,372		618	368-389	293-308
Unconsolidated Projects at share*******	Israel	13/274	Q1 2026- Q1 2027	63-66	-	-	-	63-66	48	15%-20%	48	10-11	6-7	53%
Total		2,122/ 4,843		4,266-4,488			1,892-1,990	2,374-2,498	1,420		666	378-400	299-316

d)          Pre-Construction Projects (due to commence construction within 12 months of the Approval Date)

($ millions) Consolidated Projects	Country	Generation and energy storage Capacity (MW/MWh)	Est. COD	Est. Total Project Cost	Tax Credit Benefit			Est. Total Project Cost net of tax benefit	Capital Invested as of December 31, 2025	Est. Equity Required (%)	Equity Invested as of December 31, 2025	Est. First Full Year Revenue *********	Est. First Full Year EBITDA****	Ownership %*
					Qualifying Category	Adders*****	Discounted Value of Tax Benefit***
Co Bar 3	United States	473/0	H2 2027- H1 2028	607-639	PTC	EC (10%)	276-290	331-349	16	5%-10%	16	173-182	136-142	100%
Co Bar 4+5	United States	0/3,176		1,041-1,094	ITC	EC (10%)	481-506	560-588
Nardo	Italy	104/872	H1 2028	233-245	-	-	-	233-245	11	35%	11	31-33	26-28	100%
Jupiter	Germany	150/2,000	H2 2028	559-587	-	-	-	559-587	0	35%	0	100-105	82-87	51%
Bertikow	Germany	0/860	H2 2027	160-168	-	-	-	160-168	6	15%-25%	6	48-51	42-44	50%
Israel HV storage******	Israel	0/1,350	H2 2028	243-256	-	-	-	243-256	16	20%	16	14-15	5-6	100%

($ millions) Additional Pre-Construction Projects	MW Deployment MW/MWh			Est. Total Project Cost	Tax Credit Benefit		Discounted Value of Tax Benefit***	Est. Total Project Cost net of tax benefit	Capital Invested as of September 30, 2025	Est. Equity Required (%)	Equity Invested as of September 30, 2025	Est. First Full Year Revenue *********	Est. First Full Year EBITDA****	Ownership %*
	2026	2027	2028		Qualifying Category	Adders*****
United States	-	128/0	439/0	925-973	ITC	DC (10%) & EC (10%)**	465-488	460-485	50	10%-20%	50	66-70	51-53	100%
Europe	-	0/221	0/208	77-81	-	-	-	77-81	1	45%-50%	1	18-19	15-16	84%
MENA	0/35	4/422	38/68	207-218	-	-	-	207-218	11	35%-45%	11	29-31	18-19	86%
Total Consolidated Projects	0/35	132/643	477/276	4,052-4,261			1,222-1,284	2,830-2,977	111		111	479-506	375-395
Unconsolidated Projects at share*******	-	0/55	0/14	14-15	-	-	-	14-15	1	15%-20%	1	3	1-2	56%
Total Pre-Construction	1,336MW +9,281MWh			4,066-4,276			1,222-1,284	2,844-2,992	112		112	482-509	376-397

* The legal ownership share for all U.S. projects is 90%, but Enlight invests 100% of the equity in the project and entitled to 100% of the project distributions until full repayment of Enlight's capital plus a preferred return

** Rustic hills 1+2 - DC (10%) + EC (10%); Coggon - DC (10%); Gemstone - DC (10%);                                                                                                                                                                                                     *** Value of tax benefits under the IRA: The PTC value is estimated based on the project’s expected annual production and a yearly CPI indexation of 2%, discounted by 8% to COD.  In assessing the value of the ITC, a step-up adjustment was made to reflect the full value of the tax credits, thus lowering net construction costs and enhancing the valuation and return of the project. The actual value attributed to tax benefits in a tax equity transactions may differ from the value presented, subject to the structure of the transaction and prevailing market conditions.

**** EBITDA is a non-IFRS financial measure. This figure represents consolidated EBITDA for the project and excludes the share of project distributions to tax equity partners, as well as ITC and PTC proceeds. These components of the tax equity transaction may differ from project to project, are subject to market conditions and commercial terms agreed upon reaching financial close

*****The Energy Community (EC) Adder provides extra credits for renewable energy projects in areas impacted by fossil fuel reliance or economic transition. The Domestic Content (DC) Adder rewards projects using U.S.-manufactured components, promoting local job creation and supply chain growth

******Two high voltage projects with total capacity of 1,350MWh. Estimated revenue for the first 5 years is $14-15m million per year. From year 6, the projects will move to a deregulated market, with revenue expected to be $55 million per year

******* All numbers, beside equity invested, reflects Enlight share only

******** The required equity during construction is estimated at 10% and is expected to decrease to 0% at COD

********* Revenue and EBITDA for the first year of U.S. projects as presented above do not include income from tax benefits

e)	Additional information on tax equity investments

		Tax equity investment			Tax equity partner's share of project tax credits, cash flows, and taxable income
($ millions) Projects*	Est. Total Project Cost	Upfront tax equity investment	Tax credit proceeds during the project's operation ("pay-go")	Share of ITC/PTC tax credit allocated to tax equity partner	Share of taxable income initial period	Duration of initial period for share of taxable income (years)	Share in project cash flow initial period (second period)	Duration of initial period for share in project cash flow (years)
Atrisco PV	369	198	55	Confidential	Confidential	Confidential	17.5% (5%)	10
Atrisco BESS	458	266	-	Confidential	Confidential	Confidential	23% (7%)	5
Quail Ranch	274	131	18	99%	99%	10	10% (5%)	10
Roadrunner	621	337	55	99%	99%	5-10	10%-12% (5%)	10

* Apex financing was structured as a sale and leaseback and therefore not included in the table above

Appendix 6 – cash and cash equivalents

($ thousands)	December 31, 2025
Cash and Cash Equivalents:
Enlight Renewable Energy Ltd, Enlight EU Energies Kft and Enlight Renewable LLC excluding subsidiaries (“Topco”)	325,305
Subsidiaries	203,192
Deposits:
Short term deposits	-
Restricted Cash:
Projects under construction	409,424
Reserves, including debt service, performance obligations and others	130,358
Total Cash	1,068,279

Appendix 7 – Corporate level (TopCo) debt

($ thousands)	December 31, 2025
Debentures:
Debentures	650,886*
Convertible debentures	273,801
Loans from banks and other financial institutions:
Credit and short-term loans from banks and other financial institutions	-
Loans from banks and other financial institutions	116,555
Total corporate level debt	1,041,242
* Including current maturities of debentures in the amount of 174,617

Appendix 8 – Functional Currency Conversion Rates:

The financial statements of each of the Company’s subsidiaries were prepared in the currency of the main economic environment in which it operates (hereinafter: the “Functional Currency”). For the purpose of consolidating the financial statements, results and financial position of each of the Group’s member companies are translated into the Israeli shekel (“NIS”), which is the Company’s Functional Currency. The Group’s consolidated financial statements are presented in U.S. dollars (“USD”).

FX Rates to USD:

Date of the financial statements:	Euro	NIS
As of 31th December 2025	1.17	0.31
As of 31th December 2024	1.14	0.27

Average for the 3 months period ended:
December 2025	1.16	0.31
December 2024	1.07	0.27